EXHIBIT (a)(1)(ix)

Form of Reminder E-mail – Dates may change if expiration date of Offer is extended

The Advanced Micro Devices, Inc. Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 11:00 p.m., Central Time, on July 27, 2009 unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on the Offer website at https://amd.equitybenefits.com. If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received by Stock Administration via facsimile at 512-602-5809 by 11:00 p.m., Central Time, on July 27, 2009.

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Stock Administration by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to the Option Exchange Helpline at 512-602-1174 or HRSC.Stockadministration@amd.com.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the e-mail from Compensation and Stock Administration, dated June 29, 2009; (3) the Summary of the Option Exchange Program; (4) the Election Form; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; (6) the Agreement to Terms of Election; (7) the 2004 Equity Incentive Plan, as amended and (8) the form stock option agreement. You may access these documents on the Offer website at https://amd.equitybenefits.com or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

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